Filed by Quad/Graphics, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: World Color Press Inc.

Commission File No. 333-165259

March 30, 2010

For immediate release

QUAD/GRAPHICS INC. AND WORLD COLOR PRESS INC.

CLEAR U.S. AND CANADIAN ANTITRUST PROCESS

Sussex, Wisconsin and Montreal, Quebec, Quad/Graphics, Inc. (“Quad/Graphics”) and World Color Press Inc. (“Worldcolor”) jointly announced today they have cleared antitrust regulatory requirements in the United States and Canada in relation to their proposed business combination.

The U.S. Hart-Scott-Rodino Antitrust Improvements Act (“HSR Act”), and the rules and regulations thereunder, provide that certain transactions may not be consummated until required information and materials have been furnished to the regulatory authorities and certain waiting periods have expired or been terminated. Quad/Graphics and Worldcolor filed their respective Pre-Merger (Arrangement) Notification and Report Forms with the U.S. Federal Trade Commission and the U.S. Department of Justice under the HSR Act effective as of February 26, 2010. On March 29, 2010, the waiting period expired.

The Canadian Competition Act provides that where pre-merger notification is required, the transaction may not be completed until the expiry, waiver or termination of a statutory waiting period. On January 29, 2010, Quad/Graphics and Worldcolor submitted a request to the Commissioner of Competition for an advance ruling certificate or, in the alternative, a no action letter and waiver of the filing requirement in lieu of providing a notification filing pursuant to the Competition Act. On March 25, 2010, Quad/Graphics and Worldcolor received a no action letter and waiver of the filing requirement.

The transaction remains subject to completion of approval under the Investment Canada Act, as well as to the satisfaction of other closing conditions.

Additional Information and Where to Find It

This press release relates to a proposed business combination transaction between Quad/Graphics, Inc. (“Quad/Graphics”) and World Color Press Inc. (“Worldcolor”).  On March 5, 2010, Quad/Graphics filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which included a preliminary proxy circular/prospectus.  This press release is not a substitute for the preliminary proxy circular/prospectus that

Quad/Graphics has filed with the SEC or any other documents that Quad/Graphics or Worldcolor may file with the SEC or send to their respective shareholders in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY PROXY CIRCULAR/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE PROXY CIRCULAR/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT ON FORM S-4, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Worldcolor, at 999 de Maisonneuve Blvd. West, Suite 1100, Montreal (Quebec) H3A 3L4, Canada or by calling (800) 567-7070, in the case of filings by Worldcolor, or to Quad/Graphics, at N63 W23075 Highway 74, Sussex, Wisconsin 53089- 2827, Attention Andrew R. Schiesl, Vice President and General Counsel, or by calling (414) 566-2017, in the case of filings by Quad/Graphics.

Cautionary Note Regarding Forward-Looking Statements

To the extent any statements made in this press release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, and are forward-looking information within the meaning of the “safe harbor” provisions of applicable Canadian securities legislation (collectively “forward-looking statements”). These forward-looking statements can generally be identified by the use of words such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms, variations on them and other similar expressions. Worldcolor or Quad/Graphics has based these forward-looking statements on its current expectations about future events, and these forward-looking statements do not take into account the effect of transactions or other items announced or occurring after the statements are made. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such forward-looking statements. Important factors and assumptions as well as the ability of Worldcolor and Quad/Graphics to anticipate and manage the risks associated therewith that could cause actual results to differ materially from these expectations include, among other things: (1) macroeconomic condition and general industry conditions such as the competitive environment for companies in the printing industry; (2) regulatory and litigation matters and risks; (3) legislative developments; (4) changes in tax and other laws and the effect of changes in general economic conditions; (5) the risk that a condition to closing of the proposed transaction may not be satisfied; (6) the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; (7) the anticipated benefits of the transaction will not be realized; and (8) other risks to consummation of the proposed transaction. These and other risks, as well as the ability of Worldcolor and Quad/Graphics to anticipate and manage the risks associated with the foregoing, are detailed from time to time in the filings of Worldcolor or Quad/Graphics with the SEC, available at www.sec.gov.  Worldcolor and Quad/Graphics do not intend, and are under no obligation, to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.

Contacts

Quad/Graphics Media Contact:

Claire Ho

Manager, Corporate Communications

414-566-2955

Claire.Ho@qg.com

Worldcolor

Tony Ross

Vice President, Communications

514-877-5317

800-567-7070